[redacted]

09041170

KG 10/2/09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67738

SEC Mail Processing Section
JAN 30 2009
Washington, DC
111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/3/2008 AND ENDING 10/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The New Penfacs Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Stiles Road #201
(No. and Street)

Salem (City) NH (State) 03079 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keane, Chiuve, & Company, P.C.
(Name – *if individual, state last, first, middle name*)

66 Elm Street (Address) Danvers (City) MA (State) 01923 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KG 10/2/09

OATH OR AFFIRMATION

I, Erik DeGregorio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The New Penfacs Inc., as of October 31st, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANGELA LYNN ORBEN, Commissioner of Deeds
My Commission Expires May 9, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE NEW PENFACS, INC.

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2008

ASSETS

ASSETS:	
Cash and cash equivalents	$23,586
Accounts receivable	1,679
Prepaid expenses	2,900
TOTAL ASSETS	$28,165

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Due to related party	$10,670
Accounts payable and accrued expenses	2,100
Total liabilities	12,770
STOCKHOLDERS' EQUITY:	
Common stock, 1,000 shares authorized, 200 shares issued and outstanding	1,000
Additional paid in capital	26,316
Retained earnings (deficit)	(11,921)
Total stockholders' equity	15,395
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$28,165

See Notes to Financial Statements.

THE NEW PENFACS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED OCTOBER 31, 2008

FEES REVENUES	$8,045
GENERAL AND ADMINISTRATIVE EXPENSES	19,966
NET LOSS	($11,921)

See Notes to Financial Statements.

THE NEW PENFACS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED OCTOBER 31, 2008

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
BALANCES AT NOVEMBER 1, 2007	$1,000	$4,000	$	$5,000
ADDITIONAL CAPITAL CONTRIBUTIONS		22,316		22,316
NET LOSS			(11,921)	(11,921)
BALANCES AT OCTOBER 31, 2008	$1,000	$26,316	($11,921)	$15,395

See Notes to Financial Statements.

THE NEW PENFACS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED OCTOBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($11,921)
Adjustments to reconcile net income to net cash flows from operating activities:	
(Increase) Decrease in assets:	
Accounts receivable	(1,679)
Prepaid expenses	(585)
(Increase) Decrease in liabilities:	
Due to related party	10,670
Accounts payable and accrued expenses	2,100
Net cash provided by (used in) operating activities	(1,415)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholders' contributions	22,316
Net cash provided by (used in) financing activities	22,316
NET INCREASE (DECREASE) IN CASH	20,901
CASH, BEGINNING OF YEAR	2,685
CASH, END OF YEAR	$23,586

See Notes to Financial Statements.